**ANGLO AMERICAN**

04045239

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

23 September, 2004

SUPPL

RECEIVED SEP 30 2004 PROCESSING SECTION 208 WASH. D.C.

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Announcement re Directors' Interests dated 23 September 2004.

Yours faithfully
For and on behalf of Anglo American plc

PROCESSED
OCT 01 2004
THOMSON FINANCIAL

Linda Norris
Company Secretarial Assistant
Enc - 5 copies


**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

# ANGLO AMERICAN PLC (the "Company")

## DIRECTORS' INTERESTS

On 22 September 2004, the Company was notified that the following directors had purchased shares on 21 September 2004 in terms of the Company's Dividend Reinvestment Plan (DRIP).

| Name of Director | Number of Ordinary Shares of US$0.50 each |
|---|---|
| Dr C E Fay | 39 at £13.006212 per share |
| Mr G Lindahl | 80 at £13.006212 per share |

Their total interests in the ordinary shares are now as follows:-

Dr C E Fay 4,959 ordinary shares

Mr G Lindahl 10,262 ordinary shares

G A Wilkinson
Deputy Secretary
23 September 2004

# ANGLO AMERICAN PLC (the "Company")

**DIRECTORS' INTERESTS**

On 22 September 2004, the Company was notified that the following directors had purchased shares on 21 September 2004 in terms of the Company's Dividend Reinvestment Plan (DRIP).

| Name of Director | Number of Ordinary Shares of US$0.50 each |
|---|---|
| Dr C E Fay | 39 at £13.006212 per share |
| Mr G Lindahl | 80 at £13.006212 per share |

Their total interests in the ordinary shares are now as follows:-

Dr C E Fay 4,959 ordinary shares

Mr G Lindahl 10,262 ordinary shares

G A Wilkinson
Deputy Secretary
23 September 2004

# ANGLO AMERICAN PLC (the "Company")

## DIRECTORS' INTERESTS

On 22 September 2004, the Company was notified that the following directors had purchased shares on 21 September 2004 in terms of the Company's Dividend Reinvestment Plan (DRIP).

| Name of Director | Number of Ordinary Shares of US$0.50 each |
|---|---|
| Dr C E Fay | 39 at £13.006212 per share |
| Mr G Lindahl | 80 at £13.006212 per share |

Their total interests in the ordinary shares are now as follows:-

Dr C E Fay 4,959 ordinary shares

Mr G Lindahl 10,262 ordinary shares

G A Wilkinson
Deputy Secretary
23 September 2004

# ANGLO AMERICAN PLC (the "Company")

## DIRECTORS' INTERESTS

On 22 September 2004, the Company was notified that the following directors had purchased shares on 21 September 2004 in terms of the Company's Dividend Reinvestment Plan (DRIP).

| Name of Director | Number of Ordinary Shares of US$0.50 each |
|---|---|
| Dr C E Fay | 39 at £13.006212 per share |
| Mr G Lindahl | 80 at £13.006212 per share |

Their total interests in the ordinary shares are now as follows:-

Dr C E Fay 4,959 ordinary shares

Mr G Lindahl 10,262 ordinary shares

G A Wilkinson
Deputy Secretary
23 September 2004

# ANGLO AMERICAN PLC (the "Company")

**DIRECTORS' INTERESTS**

On 22 September 2004, the Company was notified that the following directors had purchased shares on 21 September 2004 in terms of the Company's Dividend Reinvestment Plan (DRIP).

| Name of Director | Number of Ordinary Shares of US$0.50 each |
|---|---|
| Dr C E Fay | 39 at £13.006212 per share |
| Mr G Lindahl | 80 at £13.006212 per share |

Their total interests in the ordinary shares are now as follows:-

Dr C E Fay 4,959 ordinary shares

Mr G Lindahl 10,262 ordinary shares

G A Wilkinson
Deputy Secretary
23 September 2004